Exhibit 11

                       Collins & Aikman Corporation
                     Computation of Earnings Per Share
                    In thousands, except per share data
                                (Unaudited)



                                        Quarter Ended      Six Months Ended
                                      July 27,  July 29,  July 27,  July 29,
                                        1996      1995      1996      1995


Average shares outstanding during
 the period.........................     69,073    70,373    69,074    70,447

Incremental shares under stock
 options computed under the treasury
 stock method using the average
 market price of issuer's stock
 during the period                          917     1,156       939     1,192

  Total shares for primary EPS           69,990    71,529    70,013    71,639

Additional shares under stock
 options computed under the treasury
 stock method using the ending price
 of issuer's stock..................         25       157        54        78

  Total shares for fully diluted EPS     70,015    71,686    70,067    71,717

Income (loss) applicable to common
  shareholders:
  Continuing operations (1) .......    $ 11,804   $ 9,398   $26,139   $37,762
  Discontinued operations .........       3,717     6,047     4,524    11,584
  Income before extraordinary loss       15,521    15,445    30,663    44,346
  Extraordinary loss ..............      (6,610)     -       (6,610)     -


  Net income (loss) ...............    $  8,911   $15,445   $24,053   $44,346



Income (loss) per primary and fully
  diluted common share:
  Continuing operations ...........    $    .17   $   .13   $   .37   $   .46
  Discontinued operations .........         .05       .09       .06       .16
  Extraordinary loss ..............        (.09)      -        (.09)      -


  Net income (loss) ...............    $    .13   $   .22   $   .34   $   .62